UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 6)*

Infrastructure and Energy Alternatives, Inc.

(Name of Issuer)

Common Stock, $0.0001 par value

(Title of Class of Securities)

45686J104

(CUSIP Number)

Todd E. Molz

General Counsel, Chief Administrative Officer & Managing Director

Oaktree Capital Group, LLC

333 South Grand Avenue, 28th Floor

Los Angeles, California 90071

(213) 830-6300

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

November 14, 2019

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 45686J104	SCHEDULE 13D	Page 2 of 29

1	NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Infrastructure and Energy Alternatives, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS Not applicable
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 18,566,037*
	8	SHARED VOTING POWER None
	9	SOLE DISPOSITIVE POWER 18,566,037*
	10	SHARED DISPOSITIVE POWER None

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 18,566,037*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 60.9%
14	TYPE OF REPORTING PERSON OO

*	In its capacity as the direct beneficial owner of 18,566,037 shares of common stock of the Issuer.

CUSIP No. 45686J104	SCHEDULE 13D	Page 3 of 29

1	NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON OT POF IEA Preferred B Aggregator, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO (See item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,018,374*
	8	SHARED VOTING POWER None
	9	SOLE DISPOSITIVE POWER 1,018,374*
	10	SHARED DISPOSITIVE POWER None

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,018,374*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.4%
14	TYPE OF REPORTING PERSON PN

*	In its capacity as the direct beneficial owner of warrants exercisable for 1,018,374 shares of common stock of the Issuer.

CUSIP No. 45686J104	SCHEDULE 13D	Page 4 of 29

1	NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON OT POF IEA Preferred B Aggregator GP, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS Not applicable
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,018,374*
	8	SHARED VOTING POWER None
	9	SOLE DISPOSITIVE POWER 1,018,374*
	10	SHARED DISPOSITIVE POWER None

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,018,374*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.4%
14	TYPE OF REPORTING PERSON OO

*	Solely in its capacity as the general partner of OT POF IEA Preferred B Aggregator, L.P.

CUSIP No. 45686J104	SCHEDULE 13D	Page 5 of 29

1	NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Oaktree Power Opportunities Fund III Delaware, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS Not applicable
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 19,584,411*
	8	SHARED VOTING POWER None
	9	SOLE DISPOSITIVE POWER 19,584,411*
	10	SHARED DISPOSITIVE POWER None

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 19,584,411*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 62.1%
14	TYPE OF REPORTING PERSON PN

*	Solely in its capacity as the controlling equityholder of Infrastructure and Energy Alternatives, LLC and the managing member of OT POF IEA Preferred B Aggregator GP, LLC.

CUSIP No. 45686J104	SCHEDULE 13D	Page 6 of 29

1	NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Oaktree Fund GP, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS Not applicable
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 19,584,411*
	8	SHARED VOTING POWER None
	9	SOLE DISPOSITIVE POWER 19,584,411*
	10	SHARED DISPOSITIVE POWER None

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 19,584,411*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 62.1%
14	TYPE OF REPORTING PERSON OO

*	Solely in its capacity as the general partner of Oaktree Power Opportunities Fund III Delaware, L.P.

CUSIP No. 45686J104	SCHEDULE 13D	Page 7 of 29

1	NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Oaktree Fund GP I, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS Not applicable
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 19,584,411*
	8	SHARED VOTING POWER None
	9	SOLE DISPOSITIVE POWER 19,584,411*
	10	SHARED DISPOSITIVE POWER None

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 19,584,411*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 62.1%
14	TYPE OF REPORTING PERSON PN

*	Solely in its capacity as the managing member of Oaktree Fund GP, LLC.

CUSIP No. 45686J104	SCHEDULE 13D	Page 8 of 29

1	NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Oaktree Capital I, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS Not applicable
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 19,584,411*
	8	SHARED VOTING POWER None
	9	SOLE DISPOSITIVE POWER 19,584,411*
	10	SHARED DISPOSITIVE POWER None

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 19,584,411*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 62.1%
14	TYPE OF REPORTING PERSON PN

*	Solely in its capacity as the general partner of Oaktree Fund GP I, L.P.

CUSIP No. 45686J104	SCHEDULE 13D	Page 9 of 29

1	NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON OCM Holdings I, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS Not applicable
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 19,584,411*
	8	SHARED VOTING POWER None
	9	SOLE DISPOSITIVE POWER 19,584,411*
	10	SHARED DISPOSITIVE POWER None

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 19,584,411*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 62.1%
14	TYPE OF REPORTING PERSON OO

*	Solely in its capacity as the general partner of Oaktree Capital I, L.P.

CUSIP No. 45686J104	SCHEDULE 13D	Page 10 of 29

1	NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Oaktree Holdings, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS Not applicable
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 19,584,411*
	8	SHARED VOTING POWER None
	9	SOLE DISPOSITIVE POWER 19,584,411*
	10	SHARED DISPOSITIVE POWER None

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 19,584,411*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 62.1%
14	TYPE OF REPORTING PERSON OO

*	Solely in its capacity as the managing member of OCM Holdings I, LLC.

CUSIP No. 45686J104	SCHEDULE 13D	Page 11 of 29

1	NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Oaktree Capital Group, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS Not applicable
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 19,631,315*
	8	SHARED VOTING POWER None
	9	SOLE DISPOSITIVE POWER 19,631,315*
	10	SHARED DISPOSITIVE POWER None

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 19,631,315*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 62.3%
14	TYPE OF REPORTING PERSON OO

*	Solely in its capacity as the managing member of Oaktree Holdings, LLC.

CUSIP No. 45686J104	SCHEDULE 13D	Page 12 of 29

1	NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Oaktree Capital Management, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS Not applicable
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 46,904*
	8	SHARED VOTING POWER None
	9	SOLE DISPOSITIVE POWER 46,904*
	10	SHARED DISPOSITIVE POWER None

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 46,904*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 1%
14	TYPE OF REPORTING PERSON PN

*

Solely in its capacity as managing member of OCM FIE, LLC. Oaktree Capital Management GP LLC (“OCM GP LLC”) is the general partner of Oaktree Capital Management, L.P. and has the power to direct the management of Oaktree Capital Management, L.P. including its decisions with respect to the Subject Shares; Atlas OCM Holdings LLC (“Atlas OCM LLC”) is the sole managing member of OCM GP LLC and has the power to direct the management of OCM GP LLC including its decisions with respect to the Subject Shares; Atlas OCM LLC is managed by its ten member board of directors.

CUSIP No. 45686J104	SCHEDULE 13D	Page 13 of 29

1	NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON OCM FIE, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS Not applicable
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 46,904*
	8	SHARED VOTING POWER None
	9	SOLE DISPOSITIVE POWER 46,904*
	10	SHARED DISPOSITIVE POWER None

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 46,904*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 1%
14	TYPE OF REPORTING PERSON OO

*	Solely pursuant to the policies of OCM and by virtue of the securities held by Messrs. Peter Jonna and Ian Schapiro, each a member of the issuer’s board of directors.

CUSIP No. 45686J104	SCHEDULE 13D	Page 14 of 29

This Amendment No. 6 (“Amendment No. 6”) to Schedule 13D amends and supplements Amendment No. 1 to Schedule 13D (“Amendment No. 1”), filed on January 22, 2019, Amendment No. 2 to Schedule 13D (“Amendment No. 2”), filed on May 29, 2019, Amendment No. 3 to Schedule 13D (“Amendment No. 3”), filed on August 16, 2019, Amendment No. 4 to Schedule 13D (“Amendment No. 4”), filed on October 10, 2019 and Amendment No. 5 to Schedule 13D (“Amendment No. 5”), filed on November 1, 2019, each of which amended and supplemented the Schedule 13D originally filed with the United States Securities and Exchange Commission (the “SEC”) on April 5, 2018 (together with Amendment No. 1, Amendment No. 2, Amendment No. 3, Amendment No. 4 and Amendment No. 5, the “Schedule 13D”), relating to Infrastructure and Energy Alternatives, Inc. (the “Issuer”).

As further described in Item 6 below, the Reporting Persons are party to certain agreements with Ares Special Situations Fund IV, L.P. and ASOF Holdings I, L.P. (the “Ares Entities”). As a result, the Reporting Persons may be deemed to be members of a “group” within the meaning of Section 13(d)(3) of the Act, comprised of the Reporting Persons and the Ares Entities. The Reporting Persons expressly disclaim any membership in a group with the Ares Entities. It is the understanding of the Reporting Persons that the Ares Entities are filing a separate Schedule 13D with respect to the shares of Common Stock beneficially owned by the Ares Entities. The beneficial ownership of the Reporting Persons does not include any shares of Common Stock that may be beneficially owned by any of the Ares Entities, and the Reporting Persons disclaim beneficial ownership over such shares.

Item 1. Security and Issuer.

Item 1 of the Schedule 13D is hereby amended and restated as follows:

This Schedule 13D relates to the Common Stock, $0.0001 par value per share (“Common Stock”) of the Issuer, a Delaware corporation, with principal executive offices at 6325 Digital Way, Suite 460, Indianapolis, Indiana 46278.

Item 3. Source or Amount of Funds or Other Consideration.

Item 3 of the Schedule 13D is hereby amended by adding the following paragraph:

As described in Item 6 of the Schedule 13D, on November 14, 2019, pursuant to the Exchange Agreement (as defined below), the Issuer issued 19,123.87 shares of Series B-3 Preferred Stock and 657,383 Warrants to Oaktree LLC in exchange for 50% of the then outstanding Series A Preferred Stock held by Oaktree LLC.

Item 4. Purpose of Transaction.

Item 4 of the Schedule 13D is hereby amended and restated as follows:

The Reporting Persons acquired the Subject Shares, the Series A Preferred Stock, the Series B-1 Preferred Stock, the Series B-3 Preferred Stock and the Warrants for investment purposes.

Pursuant to the Second Amended and Restated Investor Rights Agreement (as defined below) and as described in Item 6 hereof, Oaktree is entitled to nominate up to two individuals to serve as members of the board of directors of the Issuer (the “Board”). Mr. Ian Schapiro and Mr. Peter Jonna have been appointed to the Board pursuant to such agreement.

The response to Item 6 is incorporated by reference into this Item 4.

The Reporting Persons will continuously evaluate the Issuer’s businesses, strategies, prospects, management, governance, operations, performance, financial matters, capital structure, corporate expenses, backlog and prospects, status of projects, market positions, strategic and other transactions (including transactions involving one or more of the Reporting Persons and/or their respective affiliates and/or portfolio companies and/or other stockholders of the Issuer), alternative investment opportunities and all other factors deemed relevant in determining whether additional securities will be acquired by the Reporting Persons or, if applicable, their affiliates or whether the Reporting Persons or, if applicable, any such affiliates will dispose of shares of Common Stock or other securities. At any time, additional shares of Common Stock or other securities of the Issuer may be acquired or some or all of the shares of Common Stock or other securities that are beneficially owned by the Reporting Persons may be sold, in either case in the open market, in privately negotiated transactions or otherwise. Other than as described in this Schedule 13D, none of the Reporting Persons and, to the best of their knowledge, none of the Covered Persons has any current plans or proposals which relate to or would result in any of the matters described in Items 4(a)-(j) of Schedule 13D. However, as part of their ongoing evaluation of their investment in the Issuer and investment alternatives, the Reporting Persons may consider such matters in the future and, subject to applicable law, may formulate a plan with respect to such matters, and, from time to time, the Reporting Persons have held and may hold discussions with or make informal recommendations or formal proposals to management or the Board, including any special committees of the Board and their respective advisors, other shareholders of the Issuer or other third parties regarding such matters.

CUSIP No. 45686J104	SCHEDULE 13D	Page 15 of 29

Item 5. Interest in Securities of the Issuer.

Item 5 of the Schedule 13D is hereby amended and restated as follows:

(a) and (b)

As of the date of this Amendment No. 6, the Reporting Persons beneficially owned that number of shares of Common Stock (the “Subject Shares”) set forth on the cover pages hereto, which information is incorporated herein by reference. Based on the most recent Form 10-Q filed with the SEC by the Issuer on November 12, 2019, there are 22,252,489 shares of Common Stock outstanding as of November 12, 2019 (“Shares Outstanding”). The aggregate percentage of shares of Common Stock reported as owned by each of OT POF IEA Preferred B Aggregator, L.P. (“Aggregator LP”) and OT POF IEA Preferred B Aggregator GP, LLC (“Aggregator GP”) is based on (i) the Shares Outstanding and (ii) the 1,018,374 shares of Common Stock issuable upon exercise of the Warrants held by Aggregator LP. The aggregate percentage of shares of Common Stock reported as owned by Infrastructure and Energy Alternatives, LLC (“Oaktree LLC”) is based on (i) the Shares Outstanding, (ii) the 7,595,154 shares of Common Stock issuable upon conversion of the Series A Preferred Stock and (iii) the 657,383 shares of Common Stock issuable upon exercise of the Warrants held by Oaktree LLC. The aggregate percentage of shares of Common Stock reported as owned by each of Oaktree Power Opportunities Fund III Delaware, L.P. (“Oaktree”), Oaktree Fund GP, LLC (“GP”), Oaktree Fund GP I, L.P. (“GP I”), Oaktree Capital I, L.P. (“Capital I”), OCM Holdings I, LLC (“Holdings I”), Oaktree Holdings, LLC (“Holdings LLC”) and Oaktree Capital Group, LLC (“OCG”) is based on (i) the Shares Outstanding, (ii) the 1,018,374 shares of Common Stock issuable upon exercise of the Warrants held by Aggregator LP, (iii) the 657,383 shares of Common Stock issuable upon exercise of the Warrants held by Oaktree LLC and (iv) the 7,595,154 shares of Common Stock issuable upon conversion of the Series A Preferred Stock. The aggregate percentage of shares of Common Stock reported as owned by each of Oaktree Capital Management, L.P. (“OCM”) and OCM FIE, LLC (“FIE”) is based on the Shares Outstanding. In accordance with the Amended Series A Certificate, the number of shares of Common Stock issuable upon conversion of the Series A Preferred Stock (as defined below) is calculated by dividing (i) the Stated Value by (ii) the volume weighted average price (“VWAP”) per share of common stock for the 30 consecutive trading days ending on the trading day immediately preceding the conversion date. In the event the Series A Preferred Stock is converted following an uncured non-payment, failure or default event, or if a holder of Series A Preferred Stock is converting (i) when the terms of the Series B Preferred Stock or the Issuer’s existing senior credit agreement would prohibit the payment of cash dividends or (ii) when any shares of Series B Preferred Stock is outstanding, for the purposes of the foregoing calculation, VWAP per share will be multiplied by 90%. The “VWAP per share” is defined as the per share volume-weighted average price as reported by Bloomberg (as further described in the Amended Series A Certificate). The foregoing calculations assume a conversion date of November 15, 2019 and gives effect to the Exchange.

Oaktree LLC may be deemed to directly beneficially own 18,566,037 shares of Common Stock, which is 60.9% of the Issuer’s Common Stock outstanding, and has sole power to vote and dispose of such shares. Such shares of Common Stock includes (i) the 7,595,154 shares of Common Stock issuable upon conversion of the Series A Preferred Stock and (ii) the 657,383 shares of Common Stock issuable upon exercise of the Warrants held by Oaktree LLC. In addition, as further described in Item 6 below, on November 14, 2019, pursuant to the Exchange Agreement (as defined below), the Issuer issued 19,123.87 shares of Series B-3 Preferred Stock to Oaktree LLC. Such shares of Series B-3 Preferred Stock are not included in the number of shares set forth above because the conversion of the Series B-3 Preferred Stock is subject to material conditions (as further described in “Conversion into Common Stock in Connection with Certain Events” in Item 6 below) that are outside of the control of the Reporting Persons.

Aggregator LP may be deemed to directly beneficially own 1,018,374 shares of Common Stock comprised of shares issuable upon exercise of the Warrants held by Aggregator LP, which is 4.4% of the Issuer’s Common Stock outstanding, and has sole power to vote and dispose of such shares upon exercise of such Warrants. Aggregator LP also owns shares of Series B-1 Preferred Stock. Such shares of Series B-1 Preferred Stock are not included in the number of shares set forth in the preceding sentence because the conversion of the Series B-1 Preferred Stock is subject to material conditions that are outside of the control of the Reporting Persons. As further described in Item 6 below, pursuant to the terms of the Tranche 2 Equity Commitment Agreement (as defined below), Aggregator LP has committed to purchase (i) up to 7,500 shares of Series B-3 Preferred Stock and approximately 257,812 Warrants, subject to the satisfaction of certain material conditions and (ii) up to an additional 7,500 shares of Series B-3 Preferred Stock and approximately 257,812 Warrants, to the extent the shares of Series B-3 Preferred Stock and corresponding Warrants are not purchased by the Issuer’s common stockholders in the Rights Offering (as defined below) (or if the proceeds from the Rights Offering are not used to repay the Issuer’s term loan). Such

CUSIP No. 45686J104	SCHEDULE 13D	Page 16 of 29

shares of Series B-3 Preferred Stock issuable pursuant to the terms of the Tranche 2 Equity Commitment Agreement are not included in the number of shares set forth in the preceding sentence because the issuance of the Series B-3 Preferred Stock to Aggregator LP has not occurred and the conversion of the Series B-3 Preferred Stock is subject to material conditions that are outside of the control of the Reporting Persons. The shares of Common Stock underlying such Warrants are not included in the number of shares set forth in the preceding sentence because the issuance of the Warrants has not occurred and such issuance pursuant to the Tranche 2 Equity Commitment Agreement is subject to material conditions outside of the control of the Reporting Persons.

Aggregator GP, in its capacity as the general partner of Aggregator LP has the ability to direct the management of Aggregator LP’s business, including the power to direct the decisions of Aggregator LP regarding the vote and disposition of securities held by Aggregator LP, therefore, Aggregator GP may be deemed to have indirect beneficial ownership of the Subject Shares held by Aggregator LP.

Oaktree, in its capacity as the managing member of Oaktree LLC, has the ability to direct the management of Oaktree LLC’s business, including the power to direct the decisions of Oaktree LLC regarding the vote and disposition of securities held by Oaktree LLC; therefore, Oaktree may be deemed to have indirect beneficial ownership of the Subject Shares held by Oaktree LLC. Pursuant to the Second Amended and Restated Investor Rights Agreement, each of Oaktree LLC and any affiliated transferee thereof has granted a power of attorney to vote such person’s shares of Common Stock and to act on such person’s behalf under the Second Amended and Restated Investor Rights Agreement. Additionally, Oaktree, in its capacity as the managing member of Aggregator GP, has the ability to direct the management of Aggregator GP’s business, including the power to direct the decisions of Aggregator GP regarding the vote and disposition of securities held by Aggregator LP; therefore, Oaktree may be deemed to have indirect beneficial ownership of the Subject Shares held by Aggregator LP.

GP, in its capacity as general partner of Oaktree, has the ability to direct the management of Oaktree’s business, including the power to direct the decisions of Oaktree regarding the vote and disposition of securities held by Oaktree LLC and/or Aggregator LP; therefore, GP may be deemed to have indirect beneficial ownership of the Subject Shares.

GP I, in its capacity as the managing member of GP, has the ability to direct the management of GP’s business, including the power to direct the decisions of GP regarding the vote and disposition of securities held by Oaktree LLC and/or Aggregator LP, therefore, GP I may be deemed to have indirect beneficial ownership of the Subject Shares.

Capital I, in its capacity as the general partner of GP I, has the ability to direct the management of GP I’s business, including the power to direct the decisions of GP I regarding the vote and disposition of securities held by Oaktree LLC and/or Aggregator LP; therefore, Capital I may be deemed to have indirect beneficial ownership of the Subject Shares.

Holdings I, in its capacity as the general partner of Capital I, has the ability to direct the management of Capital I’s business, including the power to direct the decisions of Capital I regarding the vote and disposition of securities held by Oaktree LLC and/or Aggregator LP; therefore, Holdings I may be deemed to have indirect beneficial ownership of the Subject Shares.

Holdings LLC, in its capacity as the managing member of Holdings I, has the ability to direct the management of Holdings I’s business, including the power to direct the decisions of Holdings I regarding the vote and disposition of securities held by Oaktree LLC and/or Aggregator LP; therefore, Holdings LLC may be deemed to have indirect beneficial ownership of the Subject Shares.

OCG, in its capacity as the managing member of Holdings LLC, has the ability to direct the management of Holdings LLC’s business, including the power to direct the decisions of Holdings LLC regarding the vote and disposition of securities held by Oaktree LLC and/or Aggregator LP; therefore, OCG may be deemed to have indirect beneficial ownership of the Subject Shares.

Pursuant to the policies of OCM, Messrs. Schapiro and Jonna hold their securities for the benefit of FIE. OCM is the managing member of FIE, Oaktree Capital Management GP LLC (“OCM GP LLC”) is the general partner of OCM, Atlas OCM Holdings LLC (“Atlas OCM LLC”) is the sole managing member of OCM GP LLC and Atlas OCM LLC is managed by its ten member board of directors.

With respect to the Subject Shares reported herein, each of the Reporting Persons may be deemed to have sole voting and dispositive power or the sole power to direct the vote and disposition of the number of Subject Shares which such Reporting Person may be deemed to beneficially own as set forth above.

CUSIP No. 45686J104	SCHEDULE 13D	Page 17 of 29

Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission by any of the Reporting Persons, other than Oaktree LLC and Aggregator LP, that it is the beneficial owner of any of the Subject Shares referred to herein for the purposes of Section 13(d) of the Act, or for any other purpose, and, except to the extent of its pecuniary interest, such beneficial ownership is expressly disclaimed by each Reporting Person, other than Oaktree LLC and Aggregator LP.

To the actual knowledge of the Reporting Persons, none of the Covered Persons directly owns any Subject Shares; provided, however, that because of each Covered Person’s status as an investment manager, manager, general partner, director, executive officer or member of a Reporting Person, a Covered Person may be deemed to be the beneficial owner of the Subject Shares beneficially owned by such Reporting Person. Except to the extent of their pecuniary interest, each of the Covered Persons disclaims beneficial ownership of the Subject Shares reported herein and the filing of this Schedule 13D shall not be construed as an admission that any such Covered Person is the beneficial owner of any securities covered by this statement.

(c) Except as otherwise set forth in the Schedule 13D, none of the Reporting Persons has effected any transactions related to the Common Stock during the past 60 days.

(d) Not applicable.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relations with Respect to Securities of the Issuer.

The paragraphs added to Item 6 by Amendment No. 5 are hereby amended and restated as follows:

Tranche 2 Equity Commitment Agreement

On October 29, 2019, the Oaktree Entities entered into an Equity Commitment Agreement (the “Tranche 2 Equity Commitment Agreement”) with the Issuer and the other parties thereto. Pursuant to the Tranche 2 Equity Commitment Agreement, the Issuer agreed, among other things, to issue and sell 80,000 shares of Series B-3 Preferred Stock, par value $0.0001 per share (the “Series B-3 Preferred Stock”) and 3,568,750 warrants to purchase Common Stock (the “Warrants”), to Ares Special Situations Fund IV, L.P. (“ASSF IV”) and ASOF Holdings I, L.P. (“ASOF Holdings” and, together with ASSF IV, the “Ares Commitment Parties”) for an aggregate purchase price of $80.0 million (the “Tranche 2 First Closing”). On November 14, 2019, the Issuer consummated the Tranche 2 First Closing.

The Tranche 2 Equity Commitment Agreement provides that, subject to certain limitations, within five business days after any issuance, from time to time, of shares of Common Stock following the 2020 Commitment (as defined below) closing or the termination of such obligation (the “Warrant Measurement Date”): (i) to the Oaktree Entities or their affiliates pursuant to Section 3.6 of the Merger Agreement, (ii) upon the conversion of any shares of the Issuer’s Series A Preferred Stock into common stock, (iii) upon the exercise of any warrant with an exercise price of $11.50 or higher, and (iv) upon the exercise of any equity issued pursuant to the Issuer’s long term incentive plan or other equity plan with a strike price of $11.50 or higher (collectively, all shares issued at such time pursuant to clauses (i) through (iv), the “Additional Common Stock”), the Issuer will issue to the Ares Commitment Parties (or such managed funds, investment vehicles, co-investment vehicles and/or accounts of the Ares Commitment Parties or their affiliates as the Ares Commitment Parties may direct) and the Oaktree Entities a number of additional Warrants equal to (x) the number of shares of such Additional Common Stock multiplied by (y) the applicable share factor, which additional Warrants will be adjusted pursuant to any Adjustments (as defined in the Warrant Certificates (as defined below)) that have occurred.

Additionally, subject to obtaining any required stockholder approval, and subject to certain limitations, within five business days after the Warrant Measurement Date, the Issuer will issue to the Ares Commitment Parties (or such managed funds, investment vehicles, co-investment vehicles and/or accounts of the Ares Commitment Parties or their affiliates as the Ares Commitment Parties may direct) and the Oaktree Entities a number of additional Warrants equal to the aggregate number of shares of Additional Common Stock issued during the period beginning on and including the closing date and ending on the Warrant Measurement Date, multiplied by the applicable party’s share factor, which additional Warrants will be adjusted pursuant to any Adjustments (as defined in the Warrant Certificate) that have occurred.

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Under the Tranche 2 Equity Commitment Agreement, the number of shares of common stock into which the Warrants are exercisable is limited as necessary to comply with the rules of the NASDAQ Global Select Market (“NASDAQ”). The Issuer has agreed in the Tranche 2 Equity Commitment Agreement to use its best efforts to obtain shareholder approval of the issuance of the Warrants and the common stock issuable upon the conversion of the Series B Preferred Stock as needed to comply with NASDAQ.

Under the terms of the Tranche 2 Equity Commitment Agreement, each of (i) the Ares Commitment Parties and (ii) Aggregator LP (collectively, the “Backstop Parties”) has committed to purchase up to an additional 7,500 shares of Series B-3 Preferred Stock and approximately 257,812 Warrants (the “2019 Commitment”), subject to certain conditions as set forth in the Tranche 2 Equity Commitment Agreement. The 2019 Commitment will be triggered if, following the Tranche 2 First Closing, but prior to December 20, 2019, the Issuer has not repaid an aggregate principal amount of at least $15.0 million of its term loan under certain circumstances. The additional shares of Series B-3 Preferred Stock and corresponding Warrants to be purchased by the Backstop Parties in the 2019 Commitment will be reduced pro rata to the extent the Issuer makes a payment under its term loan using permitted cash. The proceeds, if any, from the 2019 Commitment must be used to repay outstanding amounts under the Issuer’s term loan. Any 2019 Commitment will be consummated by the Issuer and the Backstop Parties on or prior to December 31, 2019, subject to the satisfaction of closing conditions required for the 2019 Commitment. Commitment fees and duration fees will be payable in connection with the 2019 Commitment.

Furthermore, Aggregator LP has committed to purchase an additional aggregate amount of 7,500 shares of Series B-3 Preferred Stock and approximately 257,812 Warrants (the “2020 Commitment”) to the extent the shares of Series B-3 Preferred Stock and corresponding Warrants are not purchased by the Issuer’s common stockholders in the Rights Offering (as defined below) (or if the proceeds from the Rights Offering are not used to repay the Issuer’s term loan), subject to certain conditions as set forth in the Tranche 2 Equity Commitment Agreement. Any 2020 Commitment will be consummated by the Issuer and the Backstop Parties on or prior to the date that is on or before 180 days from the Tranche 2 First Closing, subject to the satisfaction of closing conditions required for the 2020 Commitment. The proceeds, if any, from the 2020 Commitment must be used to repay outstanding amounts under the Issuer’s term loan. Commitment fees and duration fees are payable in connection with the 2020 Commitment.

The foregoing description of the Tranche 2 Equity Commitment Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the Tranche 2 Equity Commitment Agreement, which is filed hereto as Exhibit 24, and is incorporated herein by reference.

Exchange Agreement

On October 29, 2019, Oaktree LLC (and for certain limited purposes, Aggregator LP and Oaktree) entered into a Preferred Stock Exchange Agreement with the Issuer, ASSF IV and ASOF Holdings (the “Exchange Agreement”), pursuant to which Oaktree LLC exchanged 50% of the outstanding Series A Preferred Stock held by Oaktree LLC, for shares of Series B-3 Preferred Stock and Warrants (the “Exchange”).

On November 14, 2019, the Issuer consummated the Exchange pursuant to the Exchange Agreement. Pursuant to the Exchange Agreement, the Issuer issued 19,123.87 shares of Series B-3 Preferred Stock and 657,383 Warrants to Oaktree LLC in exchange for 50% of the outstanding Series A Preferred Stock held by Oaktree LLC. The number of shares of Series B-3 Preferred Stock issued in the Exchange equals the aggregate stated value of the Series A Preferred Stock (the “Series A Stated Value”) exchanged (which Series A Stated Value will equal $1,000.00 per share of Series A Preferred Stock plus the amount of accumulated but unpaid dividends compounded and accumulated through the closing date) divided by $1,000.00. The number of Warrants issued in the Exchange equals the aggregate Series A Stated Value multiplied by the fraction equal to 5.5/160 (subject to certain anti-dilution provisions in the Tranche 2 Equity Commitment Agreement). The Exchange Agreement also contains consents regarding the transactions under the Exchange Agreement, as well as other customary provisions.

The foregoing description of the Exchange Agreement does not purport to be complete and is qualified in its entirety by the full text of the Exchange Agreement, which is filed hereto as Exhibit 25, and is incorporated herein by reference.

CUSIP No. 45686J104	SCHEDULE 13D	Page 19 of 29

Series B-3 Certificate of Designation

In connection with the Tranche 2 First Closing, the Issuer created a new series of the Issuer’s preferred stock designated as the Series B-3 Preferred Stock. On November 14, 2019, in connection with the closing of the transactions under the Tranche 2 Equity Commitment Agreement, the Issuer filed the Certificate of Designations of the Series B-3 Preferred Stock (the “Series B-3 Certificate”) with the Secretary of State of the State of Delaware. Terms that are capitalized in the description below but not defined herein have the definition given to such term in the Series B-3 Certificate.

Stated Value. The Series B-3 Preferred Stock has a stated value (the “Stated Value”) of an amount equal to the sum of (i) $1,000, as equitably adjusted for any stock dividend, stock split, stock combination, reclassification or similar transaction with respect to the Series B-3 Preferred Stock after the date of issuance of the Series B-3 Preferred Stock, plus (ii) the amount of accumulated but unpaid dividends compounded and accrued.

Dividends. No dividends will be paid on any shares of Series B-3 Preferred Stock except as, if and when declared by the Board. Commencing from and after the applicable issue date of the Series B-3 Preferred Stock until redeemed, dividends accrue (daily on the basis of a 360-day year consisting of twelve 30-day periods except for partial periods) at the Accumulated Dividend Rate (as defined below) on the Stated Value, and increase the Stated Value of the Series B-3 Preferred Stock on and effective as of each of March 31, June 30, September 30 and December 31 through redemption (each, a “Dividend Date”) without any further action by the Board; provided, that, to the extent not prohibited by applicable law, and only as, if and when declared by the Board, dividends will be declared and paid in cash at the Cash Dividend Rate (as defined below) on the Stated Value, and will be payable in cash quarterly in arrears on the applicable Dividend Date.

“Accumulated Dividend Rate” means 15% per annum; provided that from and after the occurrence of any Non-Payment Event or Default Event and until the cure, resolution or waiver of such Non-Payment Event or Default Event, as the case may be, the Accumulated Dividend Rate will be the Accumulated Dividend Rate as otherwise determined plus 2% per annum.

“Cash Dividend Rate” means (i) with respect to any dividend period for which the Total Net Leverage Ratio is greater than 1.50 to 1.00, 13.5% per annum, and (ii) with respect to any dividend period for which the Total Net Leverage Ratio is less than or equal to 1.50 to 1.00, 12% per annum.

“Total Net Leverage Ratio” means, with respect to any dividend period, the “Total Net Leverage Ratio” (as defined under the Issuer’s credit agreement as in effect from time to time).

Until the Series B-3 Preferred Stock is redeemed, neither the Issuer nor any of its subsidiaries will declare, pay or set aside any dividends on shares of any other class or series of capital stock of the Issuer or any of its subsidiaries, other than (i) dividends payable on (A) Senior Stock, (B) Series B-1 Preferred Stock, Series B-2 Preferred Stock, and under their respective certificates, (C) other Parity Stock except in accordance with the certificate and (D) Junior Stock payable solely in the form of additional shares of Junior Stock, and (ii) dividends or distributions by a subsidiary; provided that the Issuer may pay cash dividends on the Series A Preferred Stock if permitted by the terms of the Series B-1 Preferred Stock and Series B-2 Preferred Stock and either (x) no dividends have accumulated on any shares of Series B-3 Preferred Stock prior to or on the date such dividend is paid on the Series A Preferred Stock or (y) as of the date such dividend is paid on the Series A Preferred Stock, the Issuer has redeemed, in accordance with the Series B-3 Certificate, shares of Series B-3 Preferred Stock having a Stated Value that has been increased as a result of all Series B-3 Preferred Accumulated Dividends that have accumulated since the applicable issue of the Series B-3 Preferred Stock in respect of shares of Series B-3 Preferred Stock outstanding as of such date and the Issuer has paid a Series B-3 Preferred Cash Dividend for such dividend period with respect to any shares of Series B-3 Preferred Stock that remain outstanding.

Voting Rights; As If Converted Voting. Other than any voting rights provided by applicable law or as expressly provided by the Series B-3 Certificate, the holders of the Series B-3 Preferred Stock (in their capacities as such) will not have voting rights as shareholders. The Series B-3 Certificate provides that, from and after such time as the conversion conditions described below are satisfied, the shares of Series B-3 Preferred Stock will vote together with the common stockholders on each matter submitted to a vote of the stockholders of the Issuer other than the election of directors. The number of votes for each share of Series B-3 Preferred Stock will equal the number of votes as if the Series B-3 Preferred Stock was converted into common stock under the terms of the Series B-3 Certificate; provided, however, that if the matter to be voted upon includes a matter under NASDAQ Rule 5635(a), (b), (c) or (d), each share of Series B-3 Preferred Stock will have a number of votes determined by dividing the Stated Value on the record date by the greater of the VWAP per share of the Issuer’s common stock for the 30 consecutive trading days ending on the trading day immediately prior to the record date, and $2.83 (as adjusted for stock dividends, stock splits and other combinations and reclassifications).

Consent Rights. Until all of the Series B-3 Preferred Stock have been redeemed, without the prior written approval of Ares, the Issuer will not be permitted to take certain actions, including, but not limited to, issuing equity securities that rank equal to or senior to the Series B Preferred Stock, incurring certain indebtedness and amending, supplementing or otherwise modifying any provision of the Series B-3 Certificate or any other governing document in a manner that would reasonably be expected to be materially adverse to the rights or obligations of the holders of the Series B-1 Preferred Stock, Series B-2 Preferred Stock or Series B-3 Preferred Stock.

CUSIP No. 45686J104	SCHEDULE 13D	Page 20 of 29

Optional Redemption. Under the terms of the Series B-3 Certificate, the Issuer may, at any time and from time to time, redeem all or any portion of the shares of Series B-3 Preferred Stock then outstanding at the Optional Redemption Price per share; provided, that any redemption of less than all of the Series B-3 Preferred Stock outstanding shall be on a pro rata basis among the holders of Series B-3 Preferred Stock in accordance with the number of shares of Series B-3 Preferred Stock then held by such holders. The Optional Redemption Price is a price per share of Series B-3 Preferred Stock in cash equal to the greater of (i) the Stated Value thereof plus all accrued and unpaid dividends thereon since the immediately preceding Dividend Date calculated through the day prior to such redemption and (ii) $1,500, plus all accrued and unpaid dividends thereon since the immediately preceding Dividend Date calculated through the day prior to such redemption, minus the amount of any Series B-3 Preferred Cash Dividends actually paid on such share of Series B-3 Preferred Stock since the applicable issue date of the Series B-3 Preferred Stock.

Mandatory Redemption. Under the terms of the Series B-3 Certificate, on February 15, 2025 (the “Mandatory Redemption Date”), the Issuer is required to redeem all shares of the Series B-3 Preferred Stock then outstanding at the Mandatory Redemption price per share. The Mandatory Redemption price per share equals a price per share of Series B-3 Preferred Stock in cash equal to the Stated Value thereof plus all accumulated and unpaid dividends thereon calculated through the day prior to such redemption.

If the Issuer does not redeem all shares of Series B-3 Preferred Stock outstanding within 60 days from the Mandatory Redemption Date, then during the period from the 60th day following the Mandatory Redemption Date until the date upon which all shares of Series B-3 Preferred Stock then outstanding are redeemed in full, then (i) the Board, to the fullest extent permitted by applicable law, will owe a fiduciary duty to all holders of Series B-3 Preferred Stock to the same extent as the holders of common stock, (ii) the size of the Board will be increased such that holders of the Series B-1 Preferred Stock, the Series B-2 Preferred Stock and the Series B-3 Preferred Stock (together with the Series B-1 Preferred Stock and the Series B-2 Preferred Stock, the “Series B Preferred Stock”), voting as a single class, have the right to designate and appoint (and the corresponding right to remove and fill vacancies) a majority of the members of the Board, provided, however, that for so long as the Issuer is subject to the rules of NASDAQ, the holders of the Series B Preferred Stock shall only have such right if, on an as converted basis calculated under the Series B Certificates, the holders of the Series B Preferred Stock and their affiliates beneficially own greater than 50% of the voting power of the common stock and the Series B Preferred Stock voting together as a single class, and (iii) the Accumulated Dividend Rate and the Cash Dividend Rate will each be increased to a rate of 25% per annum on the Series B Preferred Stock until the redemption in full.

Redemption in Connection with Certain Events. Under the terms of the Series B-3 Certificate, subject to compliance with the terms of any credit agreement, the Issuer is required to redeem all of the Series B-3 Preferred Stock as a condition to the consummation of certain transactions, including but not limited to, transactions constituting a change of control or significant dispositions or equity sales by the Issuer.

Conversion into Common Stock in Connection with Certain Events. If both (i) the holders of the Issuer’s capital stock entitled to vote on such matters have approved the issuance of common stock upon conversion of the Series B-3 Preferred Stock in compliance with Nasdaq Marketplace Rule 5635, and (ii) at least sixty days have elapsed following the Mandatory Redemption Date of the Series B-3 Preferred Stock without redemption thereof, a majority of the holders of the Issuer’s Series B Preferred Stock can elect to convert the Series B-3 Preferred Stock into shares of the Issuer’s Common Stock (the “Series B-3 Conversion”). The conversion rate for the Series B-3 Conversion will be based on the VWAP per share of the Issuer’s common stock for the 30 consecutive trading days ending on the trading day immediately prior to the Conversion Date; provided however, that for so long as the Issuer is subject to the rules of NASDAQ, the conversion shall equal the greater of the VWAP per share of the Issuer’s common stock for the 30 consecutive trading days ending on the trading day immediately prior to the conversion date and $0.28 (as adjusted for stock dividends, stock splits and other combinations and reclassifications).

The foregoing description of the Series B-3 Certificate of Designation does not purport to be complete and is qualified in its entirety by reference to the full text of the form of Series B-3 Certificate of Designation, which is filed hereto as Exhibit 29, and is incorporated herein by reference.

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Warrant Certificate

On November 14, 2019, pursuant to the Exchange Agreement, the Issuer issued 657,383 Warrants to Oaktree LLC pursuant to a warrant certificate (the “Oaktree Warrant Certificate”). In connection with the sale of the Series B-3 Preferred Stock under the Tranche 2 Equity Commitment Agreement, the Issuer also issued 3,568,750 Warrants to the Ares Commitment Parties pursuant to warrant certificates (the “Ares Warrant Certificates” and, together with the Oaktree Warrant Certificate, the “Warrant Certificates”) on November 14, 2019. Each Warrant is exercisable into the Issuer’s common stock at an exercise price per share of $0.0001. The exercise of the Warrant is limited as necessary to comply with the rules of NASDAQ. The Issuer has agreed in the Tranche 2 Equity Commitment Agreement to use its best efforts to obtain shareholder approval of the issuance of Common Stock upon exercise of the Warrants as needed to comply with NASDAQ rules.

The number of shares of common stock issuable upon exercise of the Warrants adjusts for dividends, subdivisions or combinations of the Issuer’s common stock; cash distributions or other distributions; reorganization, reclassification, consolidation or merger; and spin-offs.

The foregoing description of the Warrants and the Warrant Certificates do not purport to be complete and is qualified in their entirety by reference to the full text of the Warrant Certificates, which are filed hereto as Exhibit 33, Exhibit 34 and Exhibit 35, and are incorporated herein by reference.

Amended and Restated Series B-1 Certificate and Amended and Restated Series B-2 Certificate

The terms of the original Series B Preferred Stock issued to Aggregator LP on May 20, 2019 (the “Original Series B Preferred Stock”) pursuant to the Equity Commitment Agreement were governed by the Series B Certificate (the “Original Series B Certificate”). On August 30, 2019, in connection with the closing of the Tranche One Transaction, the Issuer (i) amended and restated the Original Series B Certificate to re-designate the Original Series B Preferred Stock issued and outstanding prior to the closing of the Tranche One Transaction as “Series B-1 Preferred Stock” (as so amended and restated, the “Series B-1 Preferred Stock”) and filed the Amended and Restated Certificate of Designations for the Series B-1 Preferred Stock (the “Series B-1 Certificate”) with the Secretary of State of the State of Delaware and (ii) created a new series of the Issuer’s preferred stock designated as “Series B-2 Preferred Stock” (the “Series B-2 Preferred Stock”) the terms of which are governed by the Certificate of Designations for the Series B-2 Preferred Stock (the “Series B-2 Certificate”).

In connection with the Tranche 2 First Closing, the Issuer amended and restated the Issuer’s Series B-1 Preferred Stock and Series B-2 Preferred Stock. On November 14, 2019, the Issuer adopted the Second Amended and Restated Certificate of Designations of Series B-1 Preferred Stock (the “Second A&R Series B-1 Certificate”) and the Amended and Restated Certificate of Designations of Series B-2 Preferred Stock (the “A&R Series B-2 Certificate” and, together with the Series B-3 Certificate and the Second A&R Series B-1 Certificate, the “Series B Certificates”) to, among other things:

•

revise the definition of “Accumulated Dividend Rate” to mean 18% per annum from and including the date of the closing of the original issuance of Series B-2 Preferred Stock until the date of the closing of the original issuance of Series B-3 Preferred Stock and 15% per annum thereafter; provided that from and after the occurrence of any Non-Payment Event or Default Event and until the cure, resolution or waiver of such Non-Payment Event or Default Event, as the case may be, the Accumulated Dividend Rate shall be the Accumulated Dividend Rate as otherwise determined plus 2% per annum;

•

revise the definition of “Cash Dividend Rate” to mean (i) with respect to any dividend period for which the Total Net Leverage Ratio is greater than 1.50 to 1.00, 13.5% per annum, and (ii) with respect to any dividend period for which the Total Net Leverage Ratio is less than or equal to 1.50 to 1.00, 12% per annum;

•	provide certain additional consent rights that were granted in the Series B-3 Certificate as described above under “Consent Rights”;

•

provide additional rights to the holders of the Series B-1 Preferred Stock and Series B-2 Preferred Stock following a mandatory redemption that are in the Series B-3 Certificate as described above under “Mandatory Redemption”;

•

provide that the Series B-1 Preferred Stock and Series B-2 Preferred Stock will be convertible into common stock subject to the same conditions and in the same scenarios as the Series B-3 Preferred Stock; and

•	to make certain confirming and administrative changes.

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The foregoing descriptions of the Second A&R Series B-1 Certificate and the A&R Series B-2 Certificate do not purport to be complete and are qualified in their entirety by reference to the full text of the Second A&R Series B-1 Certificate and the A&R Series B-2 Certificate, which are filed hereto as Exhibit 30 and Exhibit 31, respectively, and are incorporated herein by reference.

Investor Rights Agreement

In connection with the sale of the Series B-3 Preferred Stock and the Warrants under the Tranche 2 Equity Commitment Agreement, on November 14, 2019, Oaktree LLC and Aggregator LP entered into an Investor Rights Agreement (“Tranche 2 Investor Rights Agreement”), with the Issuer and the Ares Commitment Parties. The Investor Rights Agreement provides that if the Issuer does not redeem all shares of the Series B Preferred Stock outstanding within 60 days from their respective mandatory redemption dates, then during the period from the 60th day following their respective mandatory redemption dates until the date upon which all shares of Series B Preferred Stock then outstanding are redeemed in full (the “Exit Right Period”), then (i) the Board, to the fullest extent permitted by applicable law, will owe a fiduciary duty to all holders of Series B Preferred Stock to the same extent as the holders of common stock, (ii) the size of the Board will be increased such that holders of Series B Preferred Stock, voting as a single class, have the right to designate and appoint (and the corresponding right to remove and fill vacancies) a majority of the members of the Board; provided, however, that for so long as the Issuer is subject to the rules of NASDAQ, the holders of the Series B Preferred Stock shall only have such right if, on an as converted basis calculated under the Series B Certificates, the holders of the Series B Preferred Stock and their affiliates beneficially own greater than 50% of the voting power of the common stock and the Series B Preferred Stock voting together as a single class, (iii) the accumulated dividend rate and the cash dividend rate will each be increased to a rate of 25% per annum on the Series B Preferred Stock until the redemption in full, and (iv) the holders of a majority of the shares of Series B Preferred Stock will have the right to cause the Issuer to, in one or more transactions, effect a sale (directly or indirectly) of some or all of the assets or equity of the Issuer and any of its subsidiaries, and to use the proceeds thereof to redeem in full the Series B Preferred Stock (a “Redemption Sale”). If the conditions of a Redemption Sale are triggered, the Issuer will be required to take all actions necessary or requested to implement and consummate such Redemption Sale, and will be required to use commercially reasonable efforts to cooperate to implement and consummate such Redemption Sale. Under the Investor Rights Agreement, the Issuer will covenant not to take, or cause its subsidiaries to take, any actions that could reasonably be expected to delay, impede or prohibit a Redemption Sale. Each party to the Investor Rights Agreement (other than the Issuer) will agree, during any Exit Right Period, to vote all securities of the Issuer to ensure the terms of the Investor Rights Agreement are effectuated (including voting in favor of a Redemption Sale), as well as to abide by certain other restrictions.

The foregoing description of the Investor Rights Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the Investor Rights Agreement, which is filed hereto as Exhibit 32, and is incorporated herein by reference.

Amendment to Registration Rights Agreement

On November 14, 2019, in connection with the closing of the transactions under the Tranche 2 Equity Commitment Agreement, the Issuer entered into the Fourth Amendment to Amended and Restated Registration Rights Agreement (the “Fourth RRA Amendment”), by and among the Issuer, Oaktree LLC, the Ares Commitment Parties and Aggregator LP. The Fourth RRA Amendment amends the registration rights agreement, dated as of March 28, 2018, as amended, to provide the Ares Commitment Parties and Aggregator LP with shelf registration and “piggyback” registration rights with respect to the shares of common stock issuable upon (i) exercise of the Warrants held by ASSF IV and ASOF and their permitted transferees and upon conversion of Series B Preferred Stock held by ASSF IV and ASOF and their permitted transferees and (ii) exercise of the Warrants held by OT POF IEA Preferred B Aggregator, L.P. and its permitted transferees and upon conversion of Series B Preferred Stock held by OT POF IEA Preferred B Aggregator, L.P. and its permitted transferees.

The foregoing description of the Fourth RRA Amendment does not purport to be complete and is qualified in its entirety by reference to the full text of the Fourth RRA Amendment, which is filed hereto as Exhibit 36, and is incorporated herein by reference.

CUSIP No. 45686J104	SCHEDULE 13D	Page 23 of 29

Rights Offering Agreement

On October 29, 2019, the Oaktree Entities entered into a Rights Offering Agreement with the Issuer, ASSF IV and ASOF Holdings (the “Rights Offering Agreement”). The Rights Offering Agreement provides that the Issuer will effectuate a rights offering whereby the holders of the Issuer’s outstanding common stock (excluding Oaktree, Aggregator LP, ASSF IV, ASOF Holdings and each of their director designees, the officers of the Issuer and any related party of any of the foregoing) will receive a transferable right, but not the obligation, to purchase shares of Series B-3 Preferred Stock and associated Warrants (the “Rights Offering”). The Rights Offering will be subject to a maximum participation of 15,000 shares of Series B-3 Preferred Stock and 515,625 Warrants, an individual investment minimum of $50,000 (and a right to participate at the minimum investment subject to pro rata reduction), and a maximum of $2.25 million. The Rights Offering Agreement also contains consents regarding the transactions under the Rights Offering Agreement, as well as other customary provisions.

The foregoing description of the Rights Offering Agreement does not purport to be complete and is qualified in its entirety by the full text of the Rights Offering Agreement, which is filed hereto as Exhibit 26, and is incorporated herein by reference.

Voting Agreement

On October 29, 2019, Oaktree LLC and Aggregator LP entered into a voting agreement (the “Voting Agreement”) with the Issuer, M III Sponsor, Mohsin Y. Meghji, Mohsin Meghji 2016 Gift Trust and Charles Garner. The Voting Agreement provides that, at any meeting of the Issuer’s shareholders for the purpose of approving the issuance of Warrants under the Tranche 2 Equity Commitment Agreement and for the Series B-3 Conversion, Oaktree LLC, Aggregator LP and M III Sponsor I LLC (“M III Sponsor”), Mohsin Y. Meghji, Mohsin Meghji 2016 Gift Trust and Charles Garner (collectively, the “M III Stockholders”), severally agree that they will vote in favor of such proposals. Additionally, each of Oaktree LLC, Aggregator LP and the M III Stockholders has covenanted and agreed not to offer or agree to sell or otherwise dispose of or grant a proxy with respect to its voting rights unless such transferee agrees to be bound by the terms of the Voting Agreement. The obligations and restrictions under the voting agreement will automatically terminate on the date on which the shareholder approval of the issuance of Warrants and common stock upon the convertibility of the Series B Preferred Stock as needed to comply with NASDAQ is obtained.

The foregoing description of the Voting Agreement does not purport to be complete and is qualified in its entirety by the full text of the Voting Agreement, which is filed hereto as Exhibit 27, and is incorporated herein by reference.

Indemnification Letter

On October 29, 2019, in connection with the transactions contemplated by the Tranche 2 Equity Commitment Agreement, the Issuer entered into a letter agreement (the “Indemnification Letter”) with the Oaktree Entities pursuant to which the Issuer agreed to indemnify the Oaktree Entities and their affiliates for certain matters relating to the transactions, including breaches and inaccuracies in the representations and warranties in any of the transaction documents related to the Tranche 2 Equity Commitment Agreement, or any breach or default of any covenants, agreements or obligations in such transaction documents.

The foregoing description of the Indemnification Letter does not purport to be complete and is qualified in its entirety by the full text of the Indemnification Letter, which is filed hereto as Exhibit 28, and is incorporated herein by reference.

Second Amended and Restated Investor Rights Agreement

On August 30, 2019, in connection with the closing of the Tranche One Transaction, Oaktree LLC and Oaktree entered into the Second Amended and Restated Investor Rights Agreement (“Second A&R Investor Rights Agreement”), with the Issuer and M III Sponsor. The Second A&R Investor Rights Agreement amended and restated the Amended and Restated Investor Rights Agreement, dated as of May 20, 2019 in order to, among other things, increase the size of the Board to ten directors (as a result of Ares Management LLC obtaining the right to designate an additional director to the Board pursuant to the Series B-1 Certificate and the Series B-2 Certificate).

The foregoing description of the Second Amended and Restated Investor Rights Agreement does not purport to be complete and is qualified in its entirety by the full text of the Second Amended and Restated Investor Rights Agreement, which is filed hereto as Exhibit 23, and is incorporated herein by reference.

CUSIP No. 45686J104	SCHEDULE 13D	Page 24 of 29

Item 7. Materials to be Filed as Exhibits.

Item 7 of the Schedule 13D is hereby amended and restated as follows:

Exhibit 1	Joint Filing Agreement, by and among the Reporting Persons, dated as of October 31, 2019.

Exhibit 2	Agreement and Plan of Merger, dated as of November 3, 2017, by and among the Issuer, IEA Energy Services LLC, Wind Merger Sub I, Inc., Wind Merger Sub II, LLC, Infrastructure and Energy Alternatives, LLC (“Oaktree LLC”), Oaktree Power Opportunities Fund III Delaware, L.P., solely in its capacity as Oaktree LLC’s representative, and, solely for purposes of certain sections therein, M III Sponsor I LLC and M III Sponsor I LP. (incorporated by reference to Exhibit 2.1 to the Issuer’s Amendment No.1 to its Current Report on Form 8-K filed November 8, 2017).

Exhibit 3	Amendment No. 1 to the Agreement and Plan of Merger, dated November 15, 2017, by and among the Issuer, IEA Energy Services LLC, Wind Merger Sub I, Inc., Wind Merger Sub II, LLC, Infrastructure and Energy Alternatives, LLC (“Oaktree LLC”), Oaktree Power Opportunities Fund III Delaware, L.P., solely in its capacity as Oaktree LLC’s representative, and, solely for purposes of certain sections therein, M III Sponsor I LLC and M III Sponsor I LP. (incorporated by reference to Exhibit 2.2 to the Issuer’s Current Report on Form 8-K filed November 21, 2017).

Exhibit 4	Amendment No. 2 to the Agreement and Plan of Merger, dated December 27, 2017, by and among the Issuer, IEA Energy Services LLC, Wind Merger Sub I, Inc., Wind Merger Sub II, LLC, Infrastructure and Energy Alternatives, LLC (“Oaktree LLC”), Oaktree Power Opportunities Fund III Delaware, L.P., solely in its capacity as Oaktree LLC’s representative, and, solely for purposes of certain sections therein, M III Sponsor I LLC and M III Sponsor I LP. (incorporated by reference to Exhibit 2.3 to the Issuer’s Current Report on Form 8-K filed January 2, 2018).

Exhibit 5	Amendment No. 3 to the Agreement and Plan of Merger, dated January 9, 2018, by and among the Issuer, IEA Energy Services LLC, Wind Merger Sub I, Inc., Wind Merger Sub II, LLC, Infrastructure and Energy Alternatives, LLC (“Oaktree LLC”), Oaktree Power Opportunities Fund III Delaware, L.P., solely in its capacity as Oaktree LLC’s representative, and, solely for purposes of certain sections therein, M III Sponsor I LLC and M III Sponsor I LP. (incorporated by reference to Exhibit 2.4 to the Issuer’s Current Report on Form 8-K filed January 10, 2018).

Exhibit 6	Amendment No. 4 to the Agreement and Plan of Merger, dated February 7, 2018, by and among the Issuer, IEA Energy Services LLC, Wind Merger Sub I, Inc., Wind Merger Sub II, LLC, Infrastructure and Energy Alternatives, LLC (“Oaktree LLC”), Oaktree Power Opportunities Fund III Delaware, L.P., solely in its capacity as Oaktree LLC’s representative, and, solely for purposes of certain sections therein, M III Sponsor I LLC and M III Sponsor I LP. (incorporated by reference to Exhibit 2.5 to the Issuer’s Current Report on Form 8-K filed February 9, 2018).

Exhibit 7	Amendment No. 5 to the Agreement and Plan of Merger, dated March 8, 2018, by and among the Issuer, IEA Energy Services LLC, Wind Merger Sub I, Inc., Wind Merger Sub II, LLC, Infrastructure and Energy Alternatives, LLC (“Oaktree LLC”), Oaktree Power Opportunities Fund III Delaware, L.P., solely in its capacity as Oaktree LLC’s representative, and, solely for purposes of certain sections therein, M III Sponsor I LLC and M III Sponsor I LP. (incorporated by reference to Exhibit 2.6 to the Issuer’s Current Report on Form 8-K filed March 8, 2018).

Exhibit 8	Waiver, Consent and Agreement to Forfeit Founder Shares, dated as of March 20, 2018, by and among IEA Energy Services LLC, Infrastructure and Energy Alternatives, LLC, Oaktree Power Opportunities Fund III Delaware, L.P., M III Acquisition Corp., Wind Merger Sub I, Inc., Wind Merger Sub II, LLC, M III Sponsor I LLC and M III Sponsor I LP (incorporated by reference to Exhibit 10.1 to the Issuer’s Current Report on Form 8-K filed March 20, 2018).

Exhibit 9	Founder Shares Amendment Agreement, dated as of March 26, 2018, by and among M III Sponsor I LLC, M III Sponsor I LP, M III Acquisition Corp. and Infrastructure and Energy Alternatives, LLC (incorporated by reference to Exhibit 10.4 to the Issuer’s Current Report on Form 8-K filed March 29, 2018).

Exhibit 10	Registration Rights Agreement dated as of March 26, 2018 by and among Infrastructure and Energy Alternatives, Inc., Oaktree LLC, M III Sponsor I LLC and M III Sponsor I LP, Cantor Fitzgerald & Co., Mr. Osbert Hood and Mr. Philip Marber (incorporated by reference to Exhibit 10.2 to the Issuer’s Current Report on Form 8-K filed March 29, 2018).

Exhibit 11	Certificate of Designations of Series A Preferred Stock of Infrastructure and Energy Alternatives, Inc. (incorporated by reference to Exhibit 3.3 to the Issuer’s Current Report on Form 8-K filed March 29, 2018).

Exhibit 12	Investor Rights Agreement, dated as of March 26, 2018, (i) by and among Infrastructure and Energy Alternatives, Inc., M III Sponsor I LLC and any other Sponsor Affiliated Transferees who become a party to the agreement; and (ii) Infrastructure and Energy Alternatives, Inc. Infrastructure and Energy Alternatives, LLC, any other Seller Affiliated Transferees who become a party to the agreement and Oaktree Power Opportunities Fund III Delaware, L.P., in its capacity as the representatives of the Selling Stockholders (incorporated by reference to Exhibit 10.3 to the Issuer’s Current Report on Form 8-K filed March 29, 2018).

CUSIP No. 45686J104	SCHEDULE 13D	Page 25 of 29

Exhibit 13	First Amendment to Amended and Restated Registration Rights Agreement, dated as of June 6, 2018, by and between Infrastructure and Energy Alternatives, Inc. and Infrastructure and Energy Alternatives, LLC (incorporated by reference to Exhibit 10.1 to the Issuer’s Current Report on Form 8-K filed June 7, 2018).

Exhibit 14	Amended and Restated Founder Shares Amendment Agreement, dated as of June 6, 2018, by and among Infrastructure and Energy Alternatives, Inc., M III Sponsor I LLC, M III Sponsor I LP, Infrastructure and Energy Alternatives, LLC and Messrs. Hood and Marber (incorporated by reference to Exhibit 10.2 to the Issuer’s Current Report on Form 8-K filed June 7, 2018.)

Exhibit 15	Equity Commitment Agreement, dated as of May 14, 2019, by and among Infrastructure and Energy Alternatives Inc., the Commitment Parties thereto, and Oaktree Power Opportunities Fund III Delaware, L.P., solely for limited purposes (incorporated by reference to Exhibit 10.2 to the Issuer’s Form 10-Q filed on May 15, 2019).

Exhibit 16	Amended and Restated Equity Commitment Agreement, dated May 20, 2019, by and among Infrastructure and Energy Alternatives, Inc., and the commitment parties party thereto (incorporated by reference to Exhibit 10.1 to the Issuer’s Current Report on Form 8-K filed May 22, 2019).

Exhibit 17	Warrant Agreement, dated May 20, 2019, by and among Infrastructure and Energy Alternatives, Inc. and OT POF IEA Preferred B Aggregator, L.P. (incorporated by reference to Exhibit 10.7 to the Issuer’s Current Report on Form 8-K filed May 22, 2019).

Exhibit 18	Second Amendment to Amended and Restated Registration Rights Agreement, dated as of May 20, 2019, by and among Infrastructure and Energy Alternatives, Inc., Infrastructure and Energy Alternatives, LLC, Ares Special Situations Fund IV, L.P. and OT POF IEA Preferred B Aggregator, L.P. (incorporated by reference to Exhibit 10.3 to the Issuer’s Current Report on Form 8-K filed May 22, 2019).

Exhibit 19	Certificate of Designations of Series B Preferred Stock of Infrastructure and Energy Alternatives, Inc. (incorporated by reference to Exhibit 3.1 to the Issuer’s Current Report on Form 8-K filed May 22, 2019).

Exhibit 20	Amended and Restated Investor Rights Agreement, dated as of May 20, 2019, by and among Infrastructure and Energy Alternatives, Inc., M III Sponsor I LLC, Infrastructure and Energy Alternatives, LLC and Oaktree Power Opportunities Fund III Delaware, L.P. (incorporated by reference to Exhibit 10.4 to the Issuer’s Current Report on Form 8-K filed May 22, 2019).

Exhibit 21	Amended and Restated Certificate of Designations of Series A Preferred Stock of Infrastructure and Energy Alternatives, Inc. (incorporated by reference to Exhibit 3.2 to the Issuer’s Current Report on Form 8-K filed May 22, 2019).

Exhibit 22	Equity Commitment Agreement, dated August 13, 2019, by and among Infrastructure and Energy Alternatives, Inc., the Commitment Parties party thereto and Oaktree Power Opportunities Fund III Delaware, L.P. (incorporated by reference to Exhibit 10.1 to the Issuer’s Form 10-Q filed on August 14, 2019).

Exhibit 23	Second Amended and Restated Investor Rights Agreement, dated as of August 30, 2019, by and among Infrastructure and Energy Alternatives, Inc., M III Sponsor I LLC, Infrastructure and Energy Alternatives, LLC and Oaktree Power Opportunities Fund III Delaware, L.P. (incorporated by reference to Exhibit 10.5 to the Issuer’s Form 8-K filed on August 30, 2019).

Exhibit 24	Equity Commitment Agreement, dated October 29, 2019, by and among Infrastructure and Energy Alternatives, Inc., the Commitment Parties party thereto, Oaktree Power Opportunities Fund III Delaware, L.P., Infrastructure and Energy Alternatives, LLC, and OT POF IEA Preferred B Aggregator, L.P. (incorporated by reference to Exhibit 10.1 to the Issuer’s Form 8-K filed on October 30, 2019).

Exhibit 25	Preferred Stock Exchange Agreement, dated October 29, 2019, by and among the Infrastructure and Energy Alternatives, Inc., Infrastructure and Energy Alternatives, LLC, Ares Special Situations Fund IV, L.P. and ASOF Holdings I, L.P., Oaktree Power Opportunities Fund III Delaware, L.P., and OT POF IEA Preferred B Aggregator, L.P. (incorporated by reference to Exhibit 10.2 to the Issuer’s Form 8-K filed on October 30, 2019).

Exhibit 26	Rights Offering Agreement, dated October 29, 2019, by and among Infrastructure and Energy Alternatives, Inc., Infrastructure and Energy Alternatives, LLC, Ares Special Situations Fund IV, L.P. and ASOF Holdings I, L.P., Oaktree Power Opportunities Fund III Delaware, L.P., and OT POF IEA Preferred B Aggregator, L.P. (incorporated by reference to Exhibit 10.3 to the Issuer’s Form 8-K filed on October 30, 2019).

Exhibit 27	Voting Agreement, dated as of October 29, 2019, by and among Infrastructure and Energy Alternatives, Inc., Infrastructure and Energy Alternatives, LLC, OT POF IEA Preferred B Aggregator, L.P., M III Sponsor, Mohsin Y. Meghji, Mohsin Meghji 2016 Gift Trust and Charles Garner and M III Sponsor I LLC (incorporated by reference to Exhibit 10.4 to the Issuer’s Form 8-K filed on October 30, 2019).

Exhibit 28	Indemnification Letter Agreement, dated as of October 29, 2019, by and among Infrastructure and Energy Alternatives, Inc., Oaktree Power Opportunities Fund III Delaware L.P., Infrastructure and Energy Alternatives, LLC and OT POF IEA Preferred B Aggregator, L.P. (incorporated by reference to Exhibit 10.5 to the Issuer’s Form 8-K filed on October 30, 2019).

CUSIP No. 45686J104	SCHEDULE 13D	Page 26 of 29

Exhibit 29	Certificate of Designations of Series B-3 Preferred Stock of Infrastructure and Energy Alternatives, Inc. (incorporated by reference to Exhibit 3.1 to the Issuer’s Form 8-K filed on November 15, 2019).

Exhibit 30	Second Amended and Restated Certificate of Designations of Series B-1 Preferred Stock of Infrastructure and Energy Alternatives, Inc. (incorporated by reference to Exhibit 3.2 to the Issuer’s Form 8-K filed on November 15, 2019).

Exhibit 31	Amended and Restated Certificate of Designations of Series B-2 Preferred Stock of Infrastructure and Energy Alternatives, Inc. (incorporated by reference to Exhibit 3.3 to the Issuer’s Form 8-K filed on November 15, 2019).

Exhibit 32	Investor Rights Agreement, dated November 14, 2019, by and among Infrastructure and Energy Alternatives, Inc., Ares Special Situations Fund IV, L.P., ASOF Holdings I, L.P., Infrastructure and Energy Alternatives, LLC and OT POF IEA Preferred B Aggregator, L.P. (incorporated by reference to Exhibit 10.1 to the Issuer’s Form 8-K filed on November 15, 2019).

Exhibit 33	Warrant Certificate, dated November 14, 2019, by and among Infrastructure and Energy Alternatives, Inc. and Ares Special Situations Fund IV, L.P. (incorporated by reference to Exhibit 10.2 to the Issuer’s Form 8-K filed on November 15, 2019).

Exhibit 34	Warrant Certificate, dated November 14, 2019, by and among Infrastructure and Energy Alternatives, Inc. and ASOF Holdings I, L.P. (incorporated by reference to Exhibit 10.3 to the Issuer’s Form 8-K filed on November 15, 2019).

Exhibit 35	Warrant Certificate, dated November 14, 2019, by and among Infrastructure and Energy Alternatives, Inc. and Infrastructure and Energy Alternatives, LLC (incorporated by reference to Exhibit 10.4 to the Issuer’s Form 8-K filed on November 15, 2019).

Exhibit 36	Fourth Amendment to Amended and Restated Registration Rights Agreement, dated as of November 14, 2019, by and among Infrastructure and Energy Alternatives, Inc., OT POF IEA Preferred B Aggregator, L.P., Ares Special Situations Fund IV, L.P., ASOF Holdings I, L.P. and Infrastructure and Energy Alternatives, LLC (incorporated by reference to Exhibit 10.5 to the Issuer’s Form 8-K filed on November 15, 2019).

CUSIP No. 45686J104	SCHEDULE 13D	Page 27 of 29

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: November 18, 2019

Infrastructure and Energy Alternatives, LLC

By:	/s/ Peter Jonna
Name: Peter Jonna Title: Authorized Signatory

OT POF IEA Preferred B Aggregator, L.P.

By:	OT POF IEA Preferred B Aggregator GP, LLC
Its:	General Partner

By:	Oaktree Power Opportunities Fund III Delaware, L.P.
Its:	Managing Member

By:	Oaktree Fund GP, LLC
Its:	General Partner

By:	Oaktree Fund GP I, L.P.
Its:	Managing Member

By:	/s/ Jamie Toothman
Name: Jamie Toothman Title: Authorized Signatory

OT POF IEA Preferred B Aggregator GP, LLC

By:	Oaktree Power Opportunities Fund III Delaware, L.P.
Its:	Managing Member

By:	Oaktree Fund GP, LLC
Its:	General Partner

By:	Oaktree Fund GP I, L.P.
Its:	Managing Member

By:	/s/ Jamie Toothman
Name: Jamie Toothman Title: Authorized Signatory

CUSIP No. 45686J104	SCHEDULE 13D	Page 28 of 29

Oaktree Power Opportunities Fund III Delaware, L.P.

By:	Oaktree Fund GP, LLC
Its:	General Partner

By:	Oaktree Fund GP I, L.P.
Its:	Managing Member

By:	/s/ Jamie Toothman
Name: Jamie Toothman Title: Authorized Signatory

Oaktree Fund GP, LLC

By:	Oaktree Fund GP I, L.P.
Its:	Managing Member

By:	/s/ Jamie Toothman
Name: Jamie Toothman Title: Authorized Signatory

Oaktree Fund GP I, L.P.

By:	/s/ Jamie Toothman
Name: Jamie Toothman Title: Authorized Signatory

Oaktree Capital I, L.P.

By:	/s/ Jamie Toothman
Name: Jamie Toothman Title: Senior Vice President

OCM Holdings I, LLC

By:	/s/ Jamie Toothman
Name: Jamie Toothman Title: Senior Vice President

Oaktree Holdings, LLC

By:	/s/ Jamie Toothman
Name: Jamie Toothman Title: Senior Vice President

Oaktree Capital Group, LLC

By:	/s/ Jamie Toothman
Name: Jamie Toothman Title: Senior Vice President

Oaktree Capital Management, L.P.

By:	/s/ Jamie Toothman
Name: Jamie Toothman Title: Senior Vice President

CUSIP No. 45686J104	SCHEDULE 13D	Page 29 of 29

OCM FIE, LLC

By:	/s/ Jamie Toothman
Name: Jamie Toothman Title: Authorized Signatory